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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hispanic Broadcasting Corporation (Name of Issuer)
Class A Common Stock, $0.001 par value (Title of Class of Securities)
43357B104 (CUSIP Number)
McHenry T. Tichenor, Jr. 3012 Oak Lawn Avenue, Suite 215 Dallas, Texas 75219 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 22, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)
Page 1 of 16 Pages

CUSIP No. 43357B104	13D	Page 2 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only) McHenry T. Tichenor, Sr.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 43357B104	13D	Page 3 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only) McHenry T. Tichenor, Jr.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 43357B104	13D	Page 4 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only) First National Bank of Fort Collins, as Trustee of the David T. Tichenor Trust

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person (See Instructions) BK

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 43357B104	13D	Page 5 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only) Warren W. Tichenor

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 43357B104	13D	Page 6 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only) William E. Tichenor

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 43357B104	13D	Page 7 of 16 Pages

(1)	Names of Reporting Persons. Jean T. Tichenor, Individually and as Trustee of The Jean Tichenor Family Trust Dated February 24, 1998, as Amended

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 43357B104	13D	Page 8 of 16 Pages

(1)	Names of Reporting Persons. HEF Investors Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Arizona

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person (See Instructions) PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 43357B104	13D	Page 9 of 16 Pages

(1)	Names of Reporting Persons. McHenry T. Tichenor, Jr., as Trustee of the Genevieve Beryl Tichenor Trust

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0%

(14)	Type of Reporting Person (See Instructions) Individual

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 43357B104	13D	Page 10 of 16 Pages

        This Amendment No. 3 to the Statement on Schedule 13D filed jointly by McHenry T. Tichenor, Sr.; McHenry T. Tichenor, Jr., individually and as trustee of the Genevieve Beryl Tichenor Trust; First National Bank of Fort Collins, as trustee of the David T. Tichenor Trust; Warren W. Tichenor; William E. Tichenor; Jean T. Tichenor, individually and as trustee of The Jean Tichenor Family Trust dated February 24, 1998, as amended ("The Jean Tichenor Family Trust"); and HEF Investors Limited Partnership relates to the Class A Common Stock, par value $0.001 per share (the "Hispanic Class A Common Stock") of Hispanic Broadcasting Corporation, a Delaware corporation (the "Company").

The Schedule 13D is amended as follows:

Item 1. Security and Issuer

        No amendment.

Item 2. Identity and Background

        No amendment.

Item 3. Source and Amount of Funds or Other Consideration

        The information as previously provided is amended as follows:

        With respect to First National Bank of Fort Collins, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, Jean T. Tichenor, individually and as trustee of The Jean Tichenor Family Trust, HEF Investors Limited Partnership and McHenry T. Tichenor, Jr., as trustee of the Genevieve Beryl Tichenor Trust, Not Applicable.

        McHenry T. Tichenor, Sr., and McHenry T. Tichenor, Jr. acquired 191 shares and 153 shares, respectively, of Hispanic Class A Common Stock pursuant to the Company's employee stock purchase plan for cash consideration, derived from personal funds, representing a 15% discount from then current market prices.

Item 4. Purpose of Transaction

        The information as previously provided is amended as follows:

        Due to the merger of Univision Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Univision Communications Inc., with and into the Company on September 22, 2003 (the "Merger"), the Company became a wholly owned subsidiary of Univision Communications Inc., a Delaware corporation ("Univision"). As a result of the Merger, all shares of Hispanic Class A Common Stock have been converted into the right to receive 0.85 of a share of the Class A common stock, par value $0.01 per share, of Univision (the "Univision Class A Common Stock"), with the result that the reporting persons no longer hold any shares of Hispanic Class A Common Stock. In addition, as a result of the Merger, the HBC Stockholder Support Agreement, dated June 11, 2002, to which McHenry T. Tichenor, Jr., Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor are parties (the "Support Agreement"); the Voting Agreement, dated June 1, 1996, among McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor (formerly known as Jean T. Russell) (the "Voting Agreement"); and the Amended and Restated Stockholders Agreement, dated December 1, 1998, among the Company, McHenry T. Tichenor, Jr., U.S. Bank N.A., as trustee of the David T. Tichenor Trust (the predecessor trustee to First National Bank of Fort Collins), Warren W. Tichenor, William E. Tichenor, Jean T. Tichenor, Clear Channel Communications, a Texas corporation, and Clear Channel Radio, a Nevada corporation (as amended, the "Stockholders Agreement"), have terminated and are no longer of any force or effect.

CUSIP No. 43357B104	13D	Page 11 of 16 Pages

Item 5. Interest in Securities of the Issuer

        The information as previously provided is amended as follows:

        (a)-(b) Immediately following the Merger, no shares of Hispanic Class A Common Stock were issued and outstanding. Pursuant to the transaction described in Item 4 above, none of the reporting persons beneficially own any shares of Hispanic Class A Common Stock.

        (c)   The transactions of the reporting persons with respect to shares of Hispanic Class A Common Stock in the last 60 days are set forth on the attached Schedule 1, which Schedule is incorporated herein by this reference.

        (d)   None.

        (e)   On September 22, 2003, each of the reporting persons ceased to beneficially own more than 5% of the shares of Hispanic Class A Common Stock (and in fact each of the reporting persons now owns zero shares of Hispanic Class A Common Stock).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Security of the Issuer

        The information as previously provided is amended as follows:

        As a result of the Merger none of the reporting persons are parties to any contracts, arrangements, understandings or relationships with respect to the Hispanic Class A Common Stock. The Merger terminated the Support Agreement, the Voting Agreement and the Stockholders Agreement, and the options granted by the Company to each of McHenry T. Tichenor, Sr. and McHenry T. Tichenor, Jr. now represent options to buy shares of Univision Class A Common Stock.

Item 7. Material to Be Filed as Exhibits

Exhibit 10.1	Amended and Restated Agreement and Plan of Merger between Tichenor Media System, Inc. and Clear Channel Communications, Inc., dated October 10, 1996 (incorporated herein by reference to Exhibit 2.5.7 to the Company's Form 10-K filed on December 23, 1996).
Exhibit 10.2	Assignment Agreement by the Company and Heftel Merger Sub, Inc., dated October 10, 1996 (incorporated herein by reference to Exhibit 2.5.8 to the Company's Form 10-K filed on December 23, 1996).
Exhibit 10.3
Registration Rights Agreement among the Company, McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, Jean T. Russell, Ricardo A. del Castillo, Jeffrey T. Hinson, David Lykes, Alta Subordinated Debt Partners III, L.P., Prime II Management, L.P., and PrimeComm, L.P., dated February 14, 1997 (incorporated herein by reference to Exhibit 2.5.11 to the Company's Registration Statement on Form S-4 (Reg. No. 333-19713)).
Exhibit 10.4
First Amendment to Registration Rights Agreement among the Company, McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, Jean T. Russell, Jeffrey T. Hinson, and David Lykes, dated December 19, 1997 (previously filed as Exhibit 10.1 to Amendment No. 1 to Schedule 13D).

CUSIP No. 43357B104	13D	Page 12 of 16 Pages

Exhibit 10.5	Agreement and Plan of Reorganization by and among Univision Communications Inc., a Delaware corporation, Univision Acquisition Corporation, a Delaware corporation, and Hispanic Broadcasting Corporation, a Delaware corporation, dated June 11, 2002 (incorporated herein by this reference to Exhibit 2.1 to the Form 8-K filed by Univision Communications Inc., dated June 12, 2002).
Exhibit 10.6
HBC Stockholder Support Agreement by and among Univision Communications Inc., a Delaware corporation, Univision Acquisition Corporation, a Delaware corporation, Clear Channel Communication Inc., a Texas corporation, McHenry T. Tichenor, Jr., Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor, dated June 11, 2002 (incorporated herein by this reference to Exhibit 2.3 to the Form 8-K filed by Univision Communications Inc., dated June 12, 2002).
Exhibit 10.7
Amended and Restated Stockholders Agreement by and among Hispanic Broadcasting Corporation, a Delaware corporation (f/k/a Heftel Broadcasting Corporation), Clear Channel Communications, Inc., a Texas Corporation, Clear Channel Radio, Inc., a Nevada corporation, McHenry T. Tichenor, Jr., U.S. Bank, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor (f/k/a Jean T. Russell), dated December 1, 1998 (previously filed as Exhibit 10.7 to Amendment No. 2 to Schedule 13D).
Exhibit 10.8
Amendment to Amended and Restated Stockholders Agreement by and among Hispanic Broadcasting Corporation, a Delaware corporation (f/k/a Heftel Broadcasting Corporation), Clear Channel Communications, Inc., a Texas corporation, Clear Channel Radio, Inc., a Nevada corporation, McHenry T. Tichenor, Jr., McHenry T. Tichenor, Sr., First National Bank of Fort Collins, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor and Jean Tichenor, dated March 1, 2001 (previously filed as Exhibit 10.8 to Amendment No. 2 to Schedule 13D).
Exhibit 24.1	Power of Attorney of Warren W. Tichenor (previously filed as Exhibit 24.1 to Schedule 13D).
Exhibit 24.2	Power of Attorney of William E. Tichenor (previously filed as Exhibit 24.2 to Schedule 13D).
Exhibit 24.3	Power of Attorney of McHenry T. Tichenor, Sr. (previously filed as Exhibit 24.4 to Amendment No. 1 to Schedule 13D).
Exhibit 24.4	Power of Attorney of Jean T. Tichenor (previously filed as Exhibit 24.4 to Amendment No. 2 to Schedule 13D).
Exhibit 24.5	Power of Attorney of First National Bank of Fort Collins (previously filed as Exhibit 24.5 to Amendment No. 2 to Schedule 13D).
Exhibit 24.6	Power of Attorney of HEF Investors Limited Partnership (previously filed as Exhibit 24.6 to Amendment No. 2 to Schedule 13D).
Exhibit 99.1
Agreement Among Filing Parties among McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell, dated February 21, 1997 (previously filed as Exhibit 99.1 to Schedule 13D).

CUSIP No. 43357B104	13D	Page 13 of 16 Pages

Exhibit 99.2	Voting Agreement among Tichenor Media Systems, Inc., McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell, dated July 1, 1996 (incorporated herein by reference to Exhibit 2.5.10 to the Company's Registration Statement on Form S-4 (Reg. No. 333-19713)).
Exhibit 99.3
Agreement Among Filing Parties among McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, the Colorado National Bank, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell, dated February 2, 1998 (previously filed as Exhibit 99.1 to Amendment No. 1 to Schedule 13D).
Exhibit 99.4
Agreement Among Filing Parties among McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., First National Bank of Fort Collins, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, Jean T. Tichenor, individually and as trustee of The Jean Tichenor Family Trust dated February 24, 1998, as amended, and HEF Investors Limited Partnership, dated November 19, 2002 (previously filed as Exhibit 99.4 to Amendment No. 2 to Schedule 13D).

CUSIP No. 43357B104	13D	Page 14 of 16 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2003

/s/ MCHENRY T. TICHENOR, SR. McHenry T. Tichenor, Sr.
/s/ MCHENRY T. TICHENOR, JR. McHenry T. Tichenor, Jr.
The David T. Tichenor Trust
By:	First National Bank of Fort Collins, as trustee
By:	/s/ JACK WOLFE Jack Wolfe Senior Vice President
/s/ WARREN W. TICHENOR Warren W. Tichenor
/s/ WILLIAM E. TICHENOR William E. Tichenor
/s/ JEAN T. TICHENOR Jean T. Tichenor
/s/ JEAN T. TICHENOR Jean T. Tichenor, as trustee of the Jean T. Tichenor Family Trust Dated February 24, 1998, as amended

CUSIP No. 43357B104	13D	Page 15 of 16 Pages

HEF Investors Limited Partnership
By:	JSC Tich Investments LLC, its general partner
By:	/s/ JEAN T. TICHENOR Its member, Jean T. Tichenor as trustee of The Jean T. Tichenor Family Trust Dated February 24, 1998, as amended
/s/ MCHENRY T. TICHENOR, JR. McHenry T. Tichenor, Jr., as trustee of the Genevieve Beryl Tichenor Trust

Page 16 of 16 Pages

SCHEDULE 1

CERTAIN INFORMATION REGARDING TRANSACTIONS OF FILING PARTIES

NAME OF FILING PERSON	DATE OF TRANSACTION	NATURE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
McHenry T. Tichenor, Sr.	January 15, 2003	Acquisition pursuant to an employee stock purchase plan	191	$19.62

McHenry T. Tichenor, Jr.	January 15, 2003	Acquisition pursuant to an employee stock purchase plan	153	$19.62

Warren W. Tichenor	April 28, 2003	Open market purchase by Mr. Tichenor's son resulting in indirect beneficial ownership by Mr. Tichenor	40	$24.34

First National Bank of Fort Collins, as Trustee of the David T. Tichenor Trust	June 19, 2003	Open market sale	12,000	$25.4323

First National Bank of Fort Collins, as Trustee of the David T. Tichenor Trust	June 20, 2003	Open market sale	68,000	$25.6218

McHenry T. Tichenor, Sr.	July 14, 2003	Acquisition of stock option(1)	3,000	$27.20	(2)

McHenry T. Tichenor, Jr.	August 18, 2003	Gifted	147,000	N/A

William E. Tichenor	September 9, 2003	Open Market Sale	4,000	30.85

William E. Tichenor	September 9, 2003	Open Market Sale	2,000	30.90

William E. Tichenor	September 9, 2003	Open Market Sale	1,000	30.92

William E. Tichenor	September 9, 2003	Open Market Sale	200	30.94

William E. Tichenor	September 9, 2003	Open Market Sale	5,000	30.95

William E. Tichenor	September 9, 2003	Open Market Sale	3,100	30.96

William E. Tichenor	September 9, 2003	Open Market Sale	100	30.97

William E. Tichenor	September 9, 2003	Open Market Sale	200	30.98

William E. Tichenor	September 9, 2003	Open Market Sale	500	30.99

William E. Tichenor	September 9, 2003	Open Market Sale	8,800	31.00

William E. Tichenor	September 9, 2003	Open Market Sale	200	31.01

William E. Tichenor	September 9, 2003	Open Market Sale	700	31.02

William E. Tichenor	September 9, 2003	Open Market Sale	2,700	31.03

William E. Tichenor	September 9, 2003	Open Market Sale	300	31.04

William E. Tichenor	September 9, 2003	Open Market Sale	700	31.06

William E. Tichenor	September 9, 2003	Open Market Sale	35,900	31.07

William E. Tichenor	September 9, 2003	Open Market Sale	1,900	31.08

William E. Tichenor	September 9, 2003	Open Market Sale	200	31.09

William E. Tichenor	September 9, 2003	Open Market Sale	4,900	31.10

William E. Tichenor	September 9, 2003	Open Market Sale	2,100	31.11

William E. Tichenor	September 9, 2003	Open Market Sale	600	31.12

William E. Tichenor	September 9, 2003	Open Market Sale	2,400	31.13

William E. Tichenor	September 9, 2003	Open Market Sale	700	31.14

William E. Tichenor	September 9, 2003	Open Market Sale	2,800	31.15

William E. Tichenor	September 9, 2003	Open Market Sale	100	31.16

William E. Tichenor	September 9, 2003	Open Market Sale	1,100	31.17

William E. Tichenor	September 9, 2003	Open Market Sale	200	31.18

William E. Tichenor	September 9, 2003	Open Market Sale	3,600	31.20

William E. Tichenor	September 9, 2003	Open Market Sale	3,400	31.22

William E. Tichenor	September 9, 2003	Open Market Sale	2,000	31.23

William E. Tichenor	September 9, 2003	Open Market Sale	309	31.35

(1)
Exercisable January 14, 2004.

(2)
Represents the exercise price per share.

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SCHEDULE 1 CERTAIN INFORMATION REGARDING TRANSACTIONS OF FILING PARTIES